FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-163411

WELLS CORE OFFICE INCOME REIT, INC.

SUPPLEMENT NO. 7 DATED NOVEMBER 24, 2010

TO THE PROSPECTUS DATED JUNE 11, 2010

This document supplements, and should be read in conjunction with, our prospectus dated June 11, 2010 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 1 dated July 26, 2010, supplement no. 2 dated August 16, 2010, supplement no. 3 dated September 17, 2010, supplement no. 4 dated October 7, 2010, supplement no. 5 dated October 25, 2010, and supplement no. 6 dated November 12, 2010. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the acquisition of the 333 E. Lake Street Building;

•	the execution of a secured revolving credit facility; and

•	an update to the risks related to an investment in us.

Status of the Offering

We commenced our initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of November 22, 2010, we had raised aggregate gross offering proceeds of approximately $10.9 million from the sale of approximately 434,000 shares in our initial public offering. After incurring approximately $0.2 million in acquisition fees, approximately $1.0 million in selling commissions and dealer manager fees and $0.2 million in organization and offering expenses, as of November 22, 2010, we had raised aggregate net offering proceeds of approximately $9.4 million.

Property Acquisition

On November 19, 2010, we purchased a three-story office building containing approximately 71,000 rentable square feet (the “333 East Lake Street Building”) for approximately $11.5 million, exclusive of closing costs. The acquisition was funded with proceeds of $6.2 million from a $70.0 million secured revolving credit facility (described further below), proceeds of $3.7 million from a related-party loan, and proceeds of $1.6 million raised from our ongoing public offering. The 333 East Lake Street Building was built in 2001 and is located on approximately 7.0 acres of land located at 333 East Lake Street in Bloomingdale, Illinois. The 333 East Lake Street Building was purchased from HP Hamilton Woods I LLC, which is not affiliated with us, our advisor, or an affiliate of our advisor. The purchase price for the 333 East Lake Street Building is less than the estimated replacement cost.

The 333 East Lake Street Building is 98% leased to Bridgestone Retail Operations, LLC (“Bridgestone”). The current aggregate annual base rent for Bridgestone at the 333 East Lake Street Building is approximately $1.0 million. The current weighted-average remaining lease term for Bridgestone in the 333 East Lake Street Building is approximately eight years.

Bridgestone offers a variety of automotive repair services, including drivetrain, engine, heating and cooling, steering, and suspension maintenance, as well as tire sales through a network of approximately 2,200 company-owned service centers in the United States. The Bridgestone lease expires in November 2018. Bridgestone has the right to extend the term of its lease for two additional five-year renewal periods at 95% of the then-current market rate, provided that the then-current market rate is not less than the previous rent being paid.

Based on the current condition of the 333 East Lake Street Building, we do not believe it will be necessary to make significant renovations to the 333 East Lake Street Building. Our management believes that the 333 East Lake Street Building is adequately insured.

Credit Facility

On November 19, 2010, we, through our operating partnership, entered into a secured revolving credit facility (the “Credit Facility”) with Regions Bank (“Regions”), as administrative agent for itself and any other lenders that may become parties to the Credit Facility. Under the Credit Facility, we may borrow up to $70 million (the “Facility Amount”), subject to availability as described below. We also have the right on three occasions within 18 months of closing to increase the Facility Amount by an aggregate of $130 million to a total Facility amount of $200 million provided that no default has occurred. The Credit Facility also includes a standby letter of credit facility with an initial $10 million sublimit and a swingline facility with an initial $10 million sublimit, in each case subject to availability. Aggregate advances, letters of credit or swingline loans outstanding at any time under the Credit Facility are subject to availability equal to the lesser of (1) the Facility Amount, (2) 60% multiplied by the value of the properties used to secure the Credit Facility, provided that until we have raised $30 million in common equity, the availability attributable to the 333 East Lake Street Building will be its value multiplied by 55% less $150,000, or (3) an amount that would produce a minimum implied debt service coverage ratio of 1.45 based on a 30-year amortization schedule and an interest rate equal to the greater of (a) the ten-year Treasury Rate plus 2.5% or (b) 8.0%. Draws under the Credit Facility will be secured by properties directly owned by our subsidiaries that we have elected to add to the borrowing base. The proceeds of the Credit Facility may be used by us to acquire properties and for working capital, capital expenditures and other general corporate purposes.

The entire unpaid principal balance of all borrowings under the Credit Facility and all accrued and unpaid interest thereon will be due and payable in full on November 19, 2012, which date may be extended to November 19, 2013 subject to satisfaction of certain conditions and payment of an extension fee equal to .25% of the amount committed under the Credit Facility. We may borrow under the Credit Facility at rates equal to (1) LIBOR plus the applicable LIBOR Margin (the “LIBOR Rate”) or (2) the greater of (a) the prime rate announced by Regions, (b) the Federal Funds Effective Rate plus 0.5% or (c) the 30-day LIBOR (adjusted daily) plus 1.0%, plus the applicable base rate margin (the “Base Rate”). The applicable LIBOR margin may vary from 3.0% to 4.0% and the applicable base rate margin may vary from 2.0% to 3.0% based on our then current leverage ratio. All swingline loans issued under the Credit Facility will bear interest at the Base Rate. We generally will be required to make interest-only payments. We also may prepay the Credit Facility in whole or in part at any time without penalty, subject to reimbursement of any breakage and redeployment costs incurred by lenders in the case of prepayment of LIBOR borrowings.

We are required to pay a fee on the unused portion of the Credit Facility in an amount equal to the average daily unused amount of the Credit Facility multiplied by a rate per annum equal to (1) .50% if we utilize 50% or less of the Facility Amount or (2) .35% if we utilize more than 50% of the Facility Amount, payable quarterly in arrears. We will also pay a fee at a rate per annum equal to the applicable LIBOR margin for LIBOR-based loans on the maximum amount available to be drawn under each letter of credit that is issued and outstanding, payable quarterly in arrears. Additionally, we must pay Regions a one-time fronting fee equal to the greater of (1) $1,500 or (2) 0.125% on the stated amount of each letter of credit issued pursuant to the Credit Facility, payable at the time of issuance. Our operating partnership’s obligations with respect to the Credit Facility are guaranteed by us and by certain material subsidiaries of our operating partnership, as defined in the Credit Facility, pursuant to the terms of a guaranty dated as of November 19, 2010 (the “Guaranty”).

The Credit Facility contains, among others, the following restrictive covenants:

•	The ratio of our total indebtedness to the total value of our assets, as both are defined in the Credit Facility, may not exceed 0.65 to 1.00 until May 19, 2012, and to 0.60 to 1.00 thereafter.

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Our amount of secured debt, excluding the Credit Facility and non-recourse debt, may not exceed 5% of our consolidated tangible assets for so long as our consolidated tangible assets are less than $200 million in value. Thereafter, the limit will be increased to 10%.

•	The ratio of our EBITDA to our fixed charges, including preferred dividends, shall not be less than 1.75 to 1.00.

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Beginning with the fiscal quarter ending October 31, 2011 and at any time thereafter, our tangible net worth may not be less than the sum of (1) $200 million and (2) 75% of the gross cash proceeds of all of our equity issuances consummated after October 31, 2011.

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On or before January 31, 2011, we must raise at least $30 million in gross cash proceeds from equity issuances, provided that we may, upon payment of an extension fee in the amount of $35,000, extend the period in which to raise this equity amount until February 28, 2011. Additionally, we must raise an additional $55 million in gross cash proceeds from equity issuances on or before April 30, 2011.

We are currently in compliance with all such covenants. Although we expect to remain in compliance with these covenants for the duration of the term of the Credit Facility, depending upon our future operating performance, capital raising success, property and financing transactions and general economic conditions, we cannot assure you that we will continue to be in compliance.

Risks Related to an Investment in Us.

The following risk factor supplements the risks contained in the Risk Factors section of the prospectus under the heading “Risks Related to an Investment in Us.”

If we do not raise a total of $30 million in this offering by February 28, 2011, or $85 million in this offering by April 30, 2011, we will have breached a covenant under our $70 million credit facility, which could accelerate our repayment date and materially adversely affect the value of your investment in us.

We entered into a credit facility with Regions Bank as administrative agent under which we may borrow up to $70 million. To date, we have borrowed approximately $6.2 million under the facility. The facility includes a financial covenant requiring us to raise a total of $30 million in this offering by February 28, 2011, and $85 million in this offering by April 30, 2011. Should we not raise this amount of capital, we will be in breach under the facility. Such a breach could result in an acceleration of the repayment date. If we did not have sufficient cash to repay the facility at that time, the lenders under the facility could foreclose on any of our properties securing the facility. Such foreclosure could result in a material loss for us and would adversely affect the value of your investment in us.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated June 11, 2010, supplement no. 1 dated July 26, 2010, supplement no. 2 dated August 16, 2010, supplement no. 3 dated September 17, 2010, supplement no. 4 dated October 7, 2010, supplement no. 5 dated October 25, 2010, and supplement no. 6 dated November 12, 2010.

Supplement no. 1 includes:

•	the status of the offering;

•	changes to the composition of our board of directors; and

•	the amendment of our charter.

Supplement no. 2 includes:

•	the status of the offering;

•	an update to one of our cover-page risk factors as requested by the Maryland Division of Securities;

•	a revised ownership structure chart as requested by the New Jersey Bureau of Securities;

•	the cap on the debt financing fee payable to our advisor or its affiliates;

•	our entry into an amended and restated advisory agreement;

•	our entry into a master property management, leasing and construction management agreement;

•	information regarding leadership changes at our dealer manager;

•	an update to the biography of Randall D. Fretz, our senior vice president, as requested by the Maryland Division of Securities;

•	revised disclosure regarding our conflict resolution procedures as requested by the Alabama Securities Commission;

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“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2010, filed on August 11, 2010; and

•	our unaudited financial statements as of and for the three and six months ended June 30, 2010, as filed in our Quarterly Report on Form 10-Q, filed on August 11, 2010.

Supplement no. 3 includes:

•	the status of the offering;

•	an update to risks related to an investment in our shares; and

•	an update to our “Estimated Use of Proceeds.”

Supplement no. 4 includes:

•	the status of the offering;

•	the acquisition of the Royal Ridge V Building; and

•	the execution of a bridge loan and mortgage loan related to the Royal Ridge V Building.

Supplement no. 5 includes:

•	the execution of an agreement to purchase a three-story office property containing approximately 71,000 square feet in Bloomingdale, Illinois.

Supplement no. 6 includes:

•	the status of the offering;

•	an update to the risks related to an investment in our shares;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2010, filed on November 9, 2010; and

•	our unaudited financial statements as of and for the three and nine months ended September 30, 2010, as filed in our Quarterly Report on Form 10-Q, filed on November 9, 2010.

Supplement no. 7 includes:

•	the status of the offering;

•	the acquisition of the 333 E. Lake Street Building;

•	the execution of a secured revolving credit facility; and

•	an update to the risks related to an investment in us.